Exhibit 99.1

Allot Announces
Fourth Quarter and Full Year 2018 Financial Results

17% Year-Over-Year Growth in Revenue and 24% Growth in Backlog

Hod Hasharon, Israel – February 5, 2019 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a global provider of leading innovative network intelligence and security solutions for service providers worldwide, today announced its fourth quarter and full year 2018 financial results.

 Fourth Quarter 2018 – Financial Highlights

•	Revenues were $26.9 million, up 16% year-over-year;

•	GAAP gross margin improved to 69.1% up from 66.8% in Q4 2017;

•	Non-GAAP gross margin improved to 70.3% up from 68.4% in Q4 2017;

•	GAAP operating loss narrowed to $1.4 million compared to $4.3 million in Q4 2017;

•	Non-GAAP operating loss at $99 thousand compared to a loss of $1.3 million in Q4 2017;

•	Book-to-bill above one;

2018 – Financial Highlights

•	Revenues were $95.8 million, up 17% year-over-year;

•	GAAP gross margin improved to 69.4% up from 65.2% in 2017; Non-GAAP gross margin improved to 70.7% up from 68.0% in 2017;

•	GAAP operating loss reduced to $10.2 million compared to a loss of $17.4 million in 2017; Non-GAAP operating loss reduced to $4.8 million compared to $8.6 million in 2017;

•	Full year book-to-bill above one;

•	Backlog grew by $13.3 million to $68.9 million at year-end 2018 compared to $55.6 million at year-end 2017;

•	Year-end cash and investments totaled to $103.9 million;

Financial Outlook

•	Management expects 2019 revenues to grow to between $106-110 million, representing continued double-digit year-over-year growth;

•	Full year 2019 book to bill ratio is expected to be above 1;

•	Management expects to close several security subscription-based deals in 2019 in addition to the Tier-1 European deal recently announced

Management Comment

Erez Antebi, President & CEO of Allot, commented: “We are very pleased with our performance in 2018, with revenues growing at a faster pace than we had originally expected. Our DPI business performed well in 2018, resulting from much improved execution of our teams across the globe. We are also satisfied with our performance in the security space: our pipeline of “security opex deals” is strong and we expect to close several such deals that can bring impact on our future growth beyond 2019.”

Continued Mr. Antebi, “As we enter into 2019, I have increased confidence in our long-term potential. Following our restructuring and changes, we are now executing better in sales, support and R&D and we look forward to continue to leverage these strengths to create continuing growth in 2019 and beyond.”

 Q4 2018 Financial Results Summary

Total revenues for the fourth quarter of 2018 were $26.9 million, up 16% compared to $23.2 million in the fourth quarter of 2017.

Gross profit on a GAAP basis for the fourth quarter of 2018 was $18.6 million (gross margin of 69.1%), a 20% improvement compared with $15.5 million (gross margin of 66.8%) in the fourth quarter of 2017.

Gross profit on a non-GAAP basis for the fourth quarter of 2018 was $18.9 million (gross margin of 70.3%), a 19% improvement compared with $15.9 million (gross margin of 68.4%) in the fourth quarter of 2017.

Net loss on a GAAP basis for the fourth quarter of 2018 was $1.8 million, or $0.05 per basic share, an improvement compared with a net loss of $4.3 million, or $0.13 per basic share, in the fourth quarter of 2017.

Non-GAAP net loss for the fourth quarter of 2018 was $455 thousand, or $0.01 per basic share, an improvement compared with a non-GAAP net loss of $1.5 million, or $0.04 per basic share, in the fourth quarter of 2017.

2018 Financial Results Summary

Total revenues for 2018 were $95.8 million, up 17% compared to $82.0 million in 2017.

Gross profit on a GAAP basis for 2018 was $66.5 million (gross margin of 69.4%), a 24% improvement compared with $53.5 million (gross margin of 65.2%) in 2017.

Gross profit on a non-GAAP basis for 2018 was $67.8 million (gross margin of 70.7%), a 22% improvement compared with $55.7 million (gross margin of 68.0%) in 2017.

Net loss on a GAAP basis for 2018 was $10.4 million, or $0.31 per basic share, an improvement compared with a net loss of $18.1 million, or $0.54 per basic share, in 2017.

Non-GAAP net loss for 2018 was $5.1 million, or $0.15 per basic share, an improvement compared with a non-GAAP net loss of $8.7 million, or $0.26 per basic share, in 2017.

Cash and investments as of December 31, 2018 totaled $103.9 million, compared to $104.7 million as of September 30, 2018 and $110.0 million as of December 31, 2017.

Conference Call & Webcast:

The Allot management team will host a conference call to discuss fourth quarter and full year 2018 earnings results today, February 5, 2019 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-668-9141, UK: 0-800-917-5108, Israel: +972-3-918-0609

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 21 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, restructuring expenses, changes in taxes related items and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Jodi Joseph Asiag Director of Corporate Communications jasiag@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$26,885	$23,198	$95,837	$81,992
Cost of revenues	8,296	7,710	29,349	28,530

Gross profit	18,589	15,488	66,488	53,462

Operating expenses:
Research and development costs, net	6,632	5,753	25,418	21,852
Sales and marketing	10,754	10,810	40,849	38,316
General and administrative	2,616	3,187	10,416	10,696
Total operating expenses	20,002	19,750	76,683	70,864
Operating loss	(1,413)	(4,262)	(10,195)	(17,402)
Financial and other income, net	601	338	2,208	894
Loss before income tax expenses	(812)	(3,924)	(7,987)	(16,508)

Tax expenses	1,005	416	2,428	1,564
Net Loss	(1,817)	(4,340)	(10,415)	(18,072)

Basic net loss per share	$(0.05)	$(0.13)	$(0.31)	$(0.54)

Diluted net loss per share	$(0.05)	$(0.13)	$(0.31)	$(0.54)

Weighted average number of shares used in computing basic net loss per share	33,860,114	33,412,701	33,710,507	33,253,158

Weighted average number of shares used in computing diluted net loss per share	33,860,114	33,412,701	33,710,507	33,253,158

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

GAAP Revenues	$26,885	$23,198	$95,837	$81,992
Fair value adjustment for acquired deferred revenues write down	-	-	-	37
Non-GAAP Revenues	$26,885	$23,198	$95,837	$82,029

GAAP cost of revenues	$8,296	$7,710	$29,349	$28,530
Share-based compensation (1)	(60)	(83)	(316)	(362)
Amortization of intangible assets (2)	(233)	(232)	(930)	(938)
Restructuring expenses (4)	-	-	-	(887)
Changes in tax related items (5)	(17)	(56)	(17)	(56)
Non-GAAP cost of revenues	$7,986	$7,339	$28,086	$26,287

GAAP gross profit	$18,589	$15,488	$66,488	$53,462
Gross profit adjustments	310	372	1,263	2,280
Non-GAAP gross profit	$18,899	$15,860	$67,751	$55,742

GAAP operating expenses	$20,002	$19,750	$76,683	$70,864
Share-based compensation (1)	(634)	(706)	(2,546)	(2,813)
Amortization of intangible assets (2)	(175)	(135)	(700)	(539)
Expenses related to M&A activities (3)	(93)	(178)	(394)	(267)
Restructuring expenses (4)	(62)	(200)	(62)	(1,464)
Changes in tax related items (5)	(40)	(1,416)	(420)	(1,416)
Non-GAAP operating expenses	$18,998	$17,115	$72,561	$64,365

GAAP financial and other income	$601	$338	$2,208	$894
Expenses related to M&A activities (3)	(75)	84	(224)	625
Non-GAAP Financial and other income	$526	$422	$1,984	$1,519

GAAP taxes on income	$1,005	$416	$2,428	$1,564
Tax expenses (benefits) in respect of net deferred tax asset recorded	(123)	214	(116)	17
Non-GAAP taxes on income	$882	$630	$2,312	$1,581

GAAP Net Loss	$(1,817)	$(4,340)	$(10,415)	$(18,072)
Share-based compensation (1)	694	789	2,862	3,175
Amortization of intangible assets (2)	408	367	1,630	1,477
Expenses related to M&A activities (3)	18	262	170	892
Restructuring expenses (4)	62	200	62	2,351
Changes in tax related items (5)	57	1,472	437	1,472
Fair value adjustment for acquired deferred revenues write down	-	-	-	37
Tax benefits (expenses) in respect of net deferred tax asset recorded	123	(214)	116	(17)
Non-GAAP Net Loss	$(455)	$(1,464)	$(5,138)	$(8,685)

GAAP Loss per share (diluted)	$(0.05)	$(0.13)	$(0.31)	$(0.54)
Share-based compensation	0.02	0.02	0.08	0.10
Amortization of intangible assets	0.01	0.01	0.05	0.04
Expenses related to M&A activities	(0.00)	0.01	0.01	0.03
Restructuring expenses	0.00	0.01	0.00	0.07
Fair value adjustment for acquired deferred revenues write down	-	0.05	-	0.04
Changes in taxes and headcount related items	0.00	0.00	0.01	0.00
Tax benefits (expenses) in respect of net deferred tax asset recorded	0.01	(0.01)	0.01	-
Non-GAAP Net loss per share (diluted)	$(0.01)	$(0.04)	$(0.15)	$(0.26)

Weighted average number of shares used in computing GAAP diluted net loss per share	33,860,114	33,412,701	33,710,507	33,253,158

Weighted average number of shares used in computing non-GAAP diluted net loss per share	33,860,114	33,412,701	33,710,507	33,253,158

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$60	$83	$316	$362
Research and development costs, net	174	155	678	608
Sales and marketing	227	307	928	1,015
General and administrative	233	244	940	1,190
	$694	$789	$2,862	$3,175

(2) Amortization of intangible assets
Cost of revenues	$233	$232	$930	$938
Sales and marketing	175	135	700	539
	$408	$367	$1,630	$1,477

(3) Expenses related to M&A activities
General and administrative	$-	$178	$69	$267
Research and development costs, net	93	-	325	-
Financial expenses (income)	(75)	84	(224)	625
	$18	$262	$170	$892

(4) Restructuring expenses
Cost of revenues	$-	$-	$-	$887
Research and development costs, net	-	-	-	154
Sales and marketing	-	-	-	976
General and administrative	62	200	62	334
	$62	$200	$62	$2,351

(5) Changes in tax related items
Research and development costs, net	$-	$201	$-	$201
Sales and marketing	40	1,045	262	1,045
Cost of revenues	17	56	17	56
General and administrative	-	170	158	170
	$57	$1,472	$437	$1,472

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,336	$15,342
Short term deposits	22,543	31,043
Restricted deposit	465	428
Marketable securities	64,290	63,194
Trade receivables, net	26,093	22,737
Other receivables and prepaid expenses	3,647	2,649
Inventories	11,345	7,897
Total current assets	144,719	143,290

LONG-TERM ASSETS:
Restricted deposit	257	-
Severance pay fund	345	302
Deferred taxes	281	301
Other assets	600	1,135
Total long-term assets	1,483	1,738

PROPERTY AND EQUIPMENT, NET	6,249	5,002
GOODWILL AND INTANGIBLE ASSETS, NET	37,393	34,495

Total assets	$189,844	$184,525

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$7,813	$5,857
Deferred revenues	13,855	11,370
Other payables and accrued expenses	21,052	14,277
Total current liabilities	42,720	31,504

LONG-TERM LIABILITIES:
Deferred revenues	4,247	3,878
Accrued severance pay	806	747
Other long term liabilities	6,168	5,267
Total long-term liabilities	11,221	9,892

SHAREHOLDERS' EQUITY	135,903	143,129

Total liabilities and shareholders' equity	$189,844	$184,525

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:
Net Loss	$(1,817)	$(4,340)	$(10,415)	$(18,072)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	601	632	2,204	2,191
Stock-based compensation related to options granted to employees	694	787	2,862	3,366
Amortization of intangible assets	408	366	1,630	1,477
Capital loss	-	13	39	27
Decrease (Increase) in accrued severance pay, net	(18)	(8)	16	105
Decrease (Increase) in other assets	83	(607)	535	1
Decrease in accrued interest and amortization of premium on marketable securities	193	319	805	913
Decrease (Increase) in trade receivables	359	(86)	(3,356)	1,421
Decrease (Increase) in other receivables and prepaid expenses	184	1,841	(1,101)	1,350
Decrease (Increase) in inventories	607	1,214	(3,448)	(662)
Decrease (Increase) in long-term deferred taxes, net	27	(234)	20	(34)
Increase (Decrease) in trade payables	(4,370)	(611)	1,945	2,582
Increase (Decrease) in employees and payroll accruals	(998)	35	(1,178)	1,140
Increase (Decrease) in deferred revenues	1,421	(518)	3,566	518
Increase in other payables and accrued expenses	3,383	2,288	6,906	3,449
Net cash provided by (used in) operating activities	757	1,091	1,030	(228)

Cash flows from investing activities:
Increase in restricted deposit	(32)	(428)	(294)	(428)
Redemption of (Investment in) short-term deposits	1,900	(9,300)	8,500	(1,222)
Purchase of property and equipment	(1,427)	(776)	(3,485)	(2,833)
Investment in marketable securities	(9,584)	(10,913)	(34,777)	(30,123)
Proceeds from redemption or sale of marketable securities	8,924	11,075	32,651	26,488
Acquisitions	-	-	(3,048)	-
Net cash used in investing activities	(219)	(10,342)	(453)	(8,118)

Cash flows from financing activities:
Exercise of employee stock options	74	265	417	362
Net cash provided by financing activities	74	265	417	362

Increase (Decrease) in cash and cash equivalents	612	(8,986)	994	(7,984)
Cash and cash equivalents at the beginning of the period	15,724	24,328	15,342	23,326
Cash and cash equivalents at the end of the period	$16,336	$15,342	$16,336	$15,342